As filed with the Securities and Exchange Commission on December 17, 1998
                                                     Registration No.  333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ---------------------------



                         QUERYOBJECT SYSTEMS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
                         (State or other jurisdiction of
                         incorporation or organization)

                                   94-3087939
                                  (IRS Employer
                             Identification Number)


                           ---------------------------



                         60 Charles Lindbergh Boulevard
                            Uniondale, New York 11553
                            (516) 228-8500(Telephone)
                           (516) 228-8584 (Telecopier)
              (Address, Including Zip Code, and Telephone Number of
                    Registrant's Principal Executive Offices)

                           ---------------------------


                                 Daniel M. Pess
                         QueryObject Systems Corporation
                         60 Charles Lindbergh Boulevard
                            Uniondale, New York 11553
--------------------------------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number
                              of Agent for Service)

                                    Copy to:
                              David J. Adler, Esq.
                          Kenneth A. Schlesinger, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                            New York, New York 10022

                           ---------------------------

                  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE


                                                                     Proposed               Proposed
                                                Amount                Maximum                Maximum               Amount of
                                                to be             Offering Price            Aggregate            Registration
   Title of Shares to be Registered         Registered (1)           Per Share           Offering Price             Fee(4)
   --------------------------------         --------------           ---------           --------------             ------

Common Stock issuable upon the                7,000,000                   $1.0625(2)       $7,437,500              $2,067.63
conversion of outstanding shares
of Series A Convertible  Preferred
Stock (the "Series A Stock")
issued in a private placement
consummated in October 1998
(the "October Private Placement")

Common Stock issuable upon the                2,000,000                   $1.0625(2)       $2,125,000               $590.75
conversion of outstanding shares
of Series B Convertible Preferred
Stock (the "Series B Stock")
issued in a private placement
consummated in November 1998
(the "November Private
Placement")

Common Stock issuable upon the               4,375,000(2)                         $.50(3)  $2,187,500                   $608.13(4)
exercise of Warrants issued in the
October Private Placement (the
"October Warrants")



Common Stock  issuable upon the               1,250,000                           $.50(3)   $625,000                    $155.00(4)
exercise of Warrants issued in the
November Private Placement (the
"November Warrants")

Common Stock issuable upon the                  54,009                           $8.56(3)   $462,317                    $128.52(4)
exercise of Warrants (the "Interim
Financing Warrants") issued in
connection with an Interim
Financing in June 1997

Common Stock issuable upon the                 200,000                           $6.00(3)  $1,200,000                   $333.60(4)
exercise of an Option (the
"Consultant Option") issued to a
consultant in December 1997

Common Stock  issuable to                      700,000                           $1.0625    $743,750                $206.76
Southeast  Research  Partners, Inc.
("SRP") upon the exercise of an
option (the "October Agent Option")
granted to SRP in connection with
the October  Private Placement
and the conversion of shares of
Series A Stock  issuable  upon such
exercise

Common Stock  issuable to SRP                  200,000                           $1.0625    $212,500                $59.08
upon the exercise of an option
(the "November  Agent Option")
granted to SRP in connection with
the November Private Placement
and the conversion of shares of
Series B Stock issuable upon such
exercise

Common Stock issuable upon the                 437,500                            $.50(3)   $218,750                     $60.81(4)
exercise of Warrants (the
"October SRP Warrants") issuable
to SRP upon the exercise of the
October Agent Option

Common Stock  issuable upon the                125,000                            $.50(3)    $62,500                     $17.38(4)
exercise of Warrants (the
"November SRP Warrants")
issuable to SRP upon the exercise
of the November Agent Option

TOTAL                                         16,341,509                                   $15,274,817             $4,246.40


(1) In the event of a stock split, stock dividend or similar transaction involving the Common Stock, the shares registered hereby shall automatically be increased pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), to cover the additional shares of Common Stock required to prevent dilution. Pursuant to Rule 416, the number of shares to be registered hereunder is subject to adjustment and could be greater or less than such estimated amount depending upon factors that cannot be predicted by the Company at this time, including, among others, stock splits, stock dividends and similar transactions, the effect of anti-dilution provisions contained in the warrants and by reason of changes in the exercise price of the warrants in accordance with the terms thereof.

(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low price of the Company's Common Stock, $.001 par value (the "Common Stock"), on the Nasdaq SmallCap Market on December 11, 1998.

(3) The exercise price of the October Warrants, the November Warrants , the October SRP Warrants and the November SRP Warrants is $.50. The exercise price of the Interim Financing Warrants is $8.56. The exercise price of the Consultant Option is $6.00.

(4) Pursuant to Rule 457(g), the registration fee for the common stock underlying such warrants or options is calculated on the basis of the exercise price of such warrants or options.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

                              --------------------

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities had been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


PROSPECTUS
                 SUBJECT TO COMPLETION, DATED DECEMBER 17 , 1998

                        17,416,509 SHARES OF COMMON STOCK

                         QUERYOBJECT SYSTEMS CORPORATION


     We offered and sold shares of our Series A convertible preferred stock, Series B convertible preferred stock and warrants to purchase our common stock in private placements in October and November 1998. We also offered and sold warrants to purchase shares of our common stock in a private placement in July 1997 and granted an option to purchase shares of our common stock to a consultant in December 1997. The shares of preferred stock are convertible, and the warrants and option are exercisable, into an aggregate of 17,416,509 shares of our common stock. The selling stockholders listed in this prospectus are offering and selling up to 17,416,509 shares of common stock issuable upon exercise of the warrants and option and conversion of the preferred stock issued in such private placements. All proceeds from the sale of the common stock under this prospectus will go to the selling stockholders. We will not receive any proceeds from the sale of such common stock. We will, however, receive the exercise price of the warrants and option at the time their holders may exercise them.

     Our common stock is listed on the Nasdaq SmallCap Market under the symbol "QUOB" and on the Boston Stock Exchange under the symbol "QOB." The last reported sale price on the Nasdaq SmallCap Market for our common stock on December 14, 1998 was $1.31 per share.

     The selling stockholders may offer and sell their shares of common stock through public or private transactions on the Nasdaq SmallCap Market or the Boston Stock Exchange, at prevailing market prices or at privately negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell such securities in its normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of such methods. See "Plan of Distribution." We will bear all expenses in connection with the preparation of this prospectus.



--------------------------------------------------------------------------------

     This investment involves risk. See "Risk Factors" beginning at page 5.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any State securities commission has determined whether this prospectus is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------


                The date of this Prospectus is           , 199_.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Our common stock is listed on the Nasdaq SmallCap Market and the Boston Stock Exchange and such reports and other information may also be inspected at the offices of Nasdaq at 1735 "K" Street, N.W., Washington, D.C. 20006-1500 and the Boston Stock Exchange at One Boston Place, Boston, Massachusetts 02108.

                                TABLE OF CONTENTS


WHERE YOU CAN FIND MORE INFORMATION.........................................2

INCORPORATION BY REFERENCE..................................................4

ABOUT THIS PROSPECTUS.......................................................4

RISK FACTORS................................................................5
   Negative Working Capital; Uncertainty Regarding Receipt of Funds
   From Private Placements; Need For Additional Funding

   Accumulated Deficit; Historical and Projected Future Operating
   Losses; Going Concern Qualification in Independent Accountants' Report

   Limited Operating History; Lack of Substantial Revenue

   Dependence Upon New Products; Uncertain Market Acceptance

   Possible Nasdaq and Boston Stock Exchange Delisting; Potentially Limited Trading Market

   Use of Indirect Channel Partners to Increase Sales

   Need to Enhance Existing Products, Develop New Products and Adapt to Rapid Technological Change

   Dependence on Significant Customers

   Competition

   Dependence Upon Key Personnel; Need to Increase Sales,
   Marketing, Development and Technical Personnel

   Lack of Proprietary Technology Protection; Risks of Infringement

   Potential Fluctuations in Periodic Results

   Risk of Product Defects; Product Liability

   International Operations

   Possible Volatility of Securities Prices

   Possible Adverse Market Effect of Shares Eligible for Future Sale

   Issuance of Preferred Stock; Anti-Takeover Provisions

   No Dividends.

   Outstanding Options, Warrants and Convertible Preferred Stock

   Forward Looking Statements and Associated Risks

   Year 2000 Compliance

THE COMPANY.................................................................12

USE OF PROCEEDS.............................................................13

SELLING STOCKHOLDERS........................................................13

PLAN OF DISTRIBUTION........................................................20

LEGAL MATTERS...............................................................21

EXPERTS.....................................................................21

ADDITIONAL INFORMATION......................................................21

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

         (1) Our Annual Report on Form 10-KSB for the year ended December 31, 1997;

         (2) Our Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 1998, June 30, 1998 and September 30, 1998; and

         (3) Our Application for Registration of our common stock on Form 8-A dated November 7, 1997.

         You may request a copy of these filings (excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings) at no cost, by writing or telephoning us at the following address:

                           QueryObject Systems Corporation
                           60 Charles Lindbergh Boulevard
                           Uniondale, New York   11553
                           Attention: Chief Financial Officer
                           (516) 228-8500


                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The Selling Stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any other date than the date on the front of those documents.

                                  RISK FACTORS

         The purchase of our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Prospectus before deciding to invest in our common stock.

Negative Working Capital; Uncertainty Regarding Receipt of Funds From Private Placements; Need For Additional Funding

         At September 30, 1998, we had negative working capital of $1,743,864. We have had a limited operating history as a software product company, have not made significant sales of our products and our revenues are difficult to predict.

         We sold securities in private placements in October and November 1998 so that we could continue operations. In the private placements, we received conditional commitments to purchase $4,500,000 of units consisting of convertible preferred stock and warrants to purchase common stock, of which payment for $1,600,000 of units had been made at November 30, 1998. We received net proceeds of $1,413,000 from such private placements. A purchaser representative, in his sole discretion, will determine when and if payment for all or a portion of the remaining amount of the units will be made. If the purchaser representative determines that we should not receive all or a substantial part of such payments or investors refuse to provide payment thereof, we will lack the funds necessary to continue operations.

         Moreover, given our continued operating losses, we will likely need additional financing to continue operations even if all payments are made. Our current projections indicate that if all payments from the October and November 1998 private placements are made and our forecasts are achieved, we will have enough cash to continue operations until September 1999. As of the date of this Prospectus, we have no commitments, agreements or understandings regarding additional financings and we may be unable to obtain additional financing.

Accumulated Deficit; Historical and Projected Future Operating Losses; Going Concern Qualification in Independent Accountants' Report

         At September 30, 1998, our accumulated deficit was $31,971,100. For the fiscal years ended December 31, 1996 and 1997, and for the nine months ended September 30, 1998, we incurred net losses of $4,917,953, $10,563,484 and $6,104,114, respectively. We have incurred a net loss in each year of our existence, and have financed our operations primarily through sales of equity and debt securities. Our expense levels are high and our revenues are difficult to predict. The independent accountants' report on our financial statements for the year ended December 31, 1997 states that our recurring losses from operations and negative cash flow from operating activities raise substantial doubt about our ability to continue as a going concern.

         We expect to incur net losses for the foreseeable future. We may never achieve or sustain significant revenues or profitability on a quarterly or annual basis in the future. Our future operating results will depend on many factors, including:

         o        product demand

         o        product and price competition in our industry

         o        our  success  in   expanding   our  direct   sales  force  and
                  establishing indirect channel partners

         o        our ability to develop and market products and control costs

         o the percentage of our revenues that is derived from indirect channel partners

Limited Operating History; Lack of Substantial Revenue

         We have a limited operating history as a software product company and have made only limited sales of our products. Our total revenues for the year ended December 31, 1997 and for the nine months ended September 30, 1998 were $1,012,159 and $398,590, respectively. Prior to 1997, our revenues were derived primarily from contract data analysis services, which we no longer provide.

Dependence Upon New Products; Uncertain Market Acceptance

         Substantially all of our revenues for the foreseeable future are expected to be derived from sales of QueryObject System. Between January 1, 1995 and September 30, 1998, we had software product revenue from only 12 QueryObject System installations, one of which (sold in 1995) was a pre-production beta version. We only recently commenced an integrated marketing effort for our products. Our future financial performance will depend upon the successful introduction and customer acceptance of QueryObject System and the development of new and enhanced versions of the product. If we fail to achieve broad market acceptance of QueryObject System, it would materially adversely affect our business, operating results and financial condition.

Possible Nasdaq and Boston Stock Exchange Delisting; Potentially Limited Trading Market

         Our common stock is listed on the Nasdaq SmallCap Market and the Boston Stock Exchange. To remain eligible for listing on the Nasdaq SmallCap Market we must comply with the following:

         o        our common stock must have a minimum bid price of $1.00;

         o we must have minimum tangible net assets of $2,000,000 or a market capitalization of $35,000,000 or net income of $500,000 in two of the three prior years; and

         o we must have a public float of at least 500,000 shares with a market value of at least $1,000,000; at least 300 stockholders must hold our common stock; and at least two market makers must make a market in it.

         Nasdaq has notified us that our common stock will be delisted. We have requested a hearing to appeal the delisting. Our common stock will continue to be listed on Nasdaq at least until the date of the hearing. We are unable to predict the outcome of the hearing, but based on our review of the delisting notice, we believe that, absent additional financing, our common stock will be delisted and that our common stock may be delisted even if we obtain additional financing.

         The Nasdaq notification is based in part on reservations that Nasdaq has about our ability to regain and sustain compliance with its net tangible asset requirements. As of September 30, 1998, we had a deficiency of $1,456,798 in net tangible assets. Subsequent to September 30, 1998, we received net proceeds of $1,413,000 from the October and November 1998 private placements. If the purchaser representative authorizes the transfer to us of all payments from the October and November 1998 private placements, we will add approximately $2,723,000 to our net tangible assets (after deducting expenses of the private placements). Due to actual and anticipated losses subsequent to September 30, 1998, however, we do not expect to be able to maintain for any sustained period at least $2,000,000 in net tangible assets. We would be required to enter into a transaction or transactions to raise additional equity capital to maintain at least $2,000,000 in net tangible assets. Such additional financing may be unavailable to us on acceptable terms or at all.

         Nasdaq has also advised us that the October and November 1998 private placements did not receive the requisite approval of the Company's stockholders. While our stockholders approved a proposal in August 1998 whereby we could issue an unlimited amount of common stock (and securities exercisable for such common stock) in a private placement, the purchasers in the October and November 1998 private placements required that we issue preferred stock, which issuance was not approved by our stockholders. Nasdaq also believes that the issuance of the common stock underlying the preferred stock was not specifically approved by our stockholders. Moreover,

Nasdaq believes that our stockholders lacked sufficient information to determine the effect that the October and November 1998 private placements could have on their voting rights and investment in the Company. Accordingly, our common stock could be delisted from Nasdaq even if we are able to satisfy the net tangible asset requirement.

         On August 24, 1998, we received a letter from the Boston Stock Exchange ("BSE") informing us that we no longer met its minimum shareholder's equity maintenance requirement of $500,000. We have submitted a written response to the BSE indicating that the deficiency has been cured. If the BSE determines that our response is inadequate, it could delist the common stock .

         If our common stock is delisted from Nasdaq and the BSE, trading, if any, therein would thereafter be conducted on the OTC Bulletin Board. Moreover, the common stock would be considered a penny stock. SEC regulations generally define a penny stock to be an equity security that is not listed on Nasdaq or a national securities exchange and that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations of the SEC would require broker-dealers to deliver to a purchaser of common stock a disclosure schedule explaining the penny stock market and the risks associated with it. Various sales practice requirements are also imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). In addition, broker-dealers must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. If the common stock is traded on the OTC Bulletin Board and becomes subject to the regulations applicable to penny stocks, investors may find it more difficult to obtain timely and accurate quotes and execute trades in the common stock.

Use of Indirect Channel Partners to Increase Sales

         As part of our sales and marketing efforts we are seeking to develop strategic relationships with indirect channel partners, such as original equipment manufacturers and value-added resellers, to increase the number of our customers. We currently are investing, and intend to continue to invest, significant resources to develop indirect channel partners. Our results of operations will be adversely affected if we are unable to attract indirect channel partners to market our products effectively and provide timely and cost effective customer support and service. If we successfully sell products through these sales channels, the lower unit prices we expect to receive for such sales will result in our gross margins being lower than if we had sold those products through our direct sales force.

Need to Enhance Existing Products, Develop New Products and Adapt to Rapid Technological Change

         The market for our software is characterized by rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. We cannot easily estimate the life cycles of our products. Our future success will depend upon our ability to:

         o        enhance existing products

         o develop and introduce new products that keep pace with technological developments and emerging industry standards

         o        address the increasingly sophisticated needs of customers

We may be unable to accomplish these tasks. Any delays in the commencement of commercial shipments of new products and enhancements could cause potential customers to delay their decision to purchase our products or to choose to not purchase our products, which would result in delays in or loss of product revenues. In such event, our business, operating results and financial condition would be materially adversely affected.

Dependence on Significant Customers

         For the fiscal year ended December 31, 1997, one customer accounted for 65%, and for the nine months ended September 30, 1998, one customer accounted for 55%, of our total revenues. We are unsure if we will realize significant future revenues from either of these customers. We also expect that for the foreseeable future a relatively small number of customers and value added resellers will account for a significant percentage of our revenues. The loss of any such customer would have a material adverse effect on our operating results and financial condition.

Competition

         The market for our products is intensely competitive and subject to rapid technological change. Our competitors include Arbor Software, HNC Software Inc., Red Brick Systems, Inc., Informix Corp., Oracle Corp., IBM, and Cognos Inc. Because there are relatively low barriers to entry into the software market, we expect additional competition from other established and emerging companies if the business intelligence data delivery software market continues to develop. Our competitors have:

         o        longer operating histories

         o        significantly  greater  financial,   technical  and  marketing
                  resources

         o        greater name recognition

         o        a larger installed base of customers and products

         o well-established relationships with our current and potential customers

         o        extensive knowledge of the relational database industry

Our competitors may also be able to offer an integrated hardware and/or software product that could be more attractive to potential customers. Our competitors may respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. We also expect that software industry consolidations may create more formidable competitors, resulting in price reductions that would reduce gross margins and erode any market share we may attain, any of which could materially adversely affect our business, operating results and financial condition.

Dependence Upon Key Personnel; Need to Increase Sales, Marketing, Development and Technical Personnel

         Our future performance depends in significant part upon the continued service of key technical, sales and senior management personnel. The loss of the services of one or more of our key employees, in particular, Robert Thompson, our President and Chief Executive Officer or Daniel M. Pess, our Chief Operating Officer and Chief Financial Officer, could have a material adverse effect on our business, operating results and financial condition. We have an employment agreement with Mr. Thompson that expires in October, 1999, and an employment agreement with Mr. Pess that expires in May, 1999. There can be no assurance that we will be able to agree with either of Messrs. Thompson or Pess on the terms of extensions to their employment agreements prior to their expiration.

         Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales, marketing, development and managerial personnel. Competition for such personnel is intense, and we may be unable to retain key technical, sales, development and managerial employees or attract, assimilate or retain other highly qualified technical, sales, development and managerial personnel in the future. If we are unable to hire such personnel on a timely basis, our business, operating results and financial condition could be materially adversely affected.

Lack of Proprietary Technology Protection; Risks of Infringement

         We rely primarily on a combination of trade secrets, confidentiality agreements and contractual provisions to protect our proprietary technology. We license rather than sell our software and require licensees to enter into license agreements that impose certain restrictions on their ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to requiring those persons with access to our proprietary information to execute confidentiality agreements and restricting access to our source code. The steps we've taken afford only limited protection. We have no patents or patent applications pending. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products may be difficult and costly, and software piracy may become a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. We are unable to predict whether our means of protecting our proprietary rights will be adequate or whether competitors will independently develop the same technology.

         From time to time, third parties may assert patent, copyright and other intellectual property claims against us. If we are unable to license protected technology that may be used in our products, we could be prohibited from manufacturing and marketing such products. We also could incur substantial costs to redesign our products, to defend any legal action taken against us or to pay damages to any infringed party. Litigation, which could result in substantial cost to and diversion of our resources, may be necessary to enforce our other intellectual property rights or to defend ourselves against claimed infringement of the rights of others.

Potential Fluctuations in Periodic Results

         Our revenues may vary significantly from period to period due to the discretionary nature of business intelligence data delivery software purchases, and will be difficult to predict. Sales prices of our products range from $50,000 to over $275,000. As a result, the timing of the receipt and shipment of a single order can significantly impact our revenues and results of operations for a particular period. We anticipate that product revenues in any quarter will be substantially dependent on orders booked and shipped in that quarter, and we will not be able to predict revenues for any future quarter with any significant degree of certainty.

Risk of Product Defects; Product Liability

         Any new products we develop would likely be subject to significant technical risks. Our software products are complex and may contain undetected errors or failures when we first introduce them or when we release new versions of them. Although we have not experienced material adverse effects resulting from any errors to date, our products could contain errors. If our products contain errors, we could experience a loss of or delay in market acceptance. While we have not experienced product liability claims to date, our product licensing and support may entail the risk of such claims. A significant product defect or a successful product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

International Operations

         We intend to expand our international operations and to enter additional international markets, which will require significant management attention and financial resources and could adversely affect our business, operating results of financial condition. To expand international sales successfully, we must establish additional foreign operations, hire additional personnel and recruit additional international resellers and distributors. If we are unable to do so in a timely manner, our growth, if any, in international sales will be limited, and our business, operating results and financial condition could be materially adversely affected. We anticipate that our international sales, if any, will be denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in our future international business activities generally include:

         o        unexpected changes in regulatory requirements

         o        tariffs and other trade barriers

         o        costs of localizing products for foreign countries

         o        longer accounts receivable payment cycles

Possible Volatility of Securities Prices

         The market price of our common stock has in the past been, and may in the future continue to be, volatile. For instance, between January 1, 1998 and December 14, 1998, the closing price of our common stock has ranged between $.50 and $5.50. A variety of events may cause the market price of our common stock to fluctuate significantly, including:

         o        quarter to quarter variations in operating results

         o        adverse news announcements

         o        the introduction of new products

         o        market conditions in the industry

         In addition, the stock market in recent years has experienced significant price and volume fluctuations which have particularly affected the market prices of equity securities of many companies that service the software industry and which often have been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of our common stock.

Possible Adverse Market Effect of Shares Eligible for Future Sale

         Approximately 2,600,000 shares of our common stock are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act, and may only be sold pursuant to a registered offering or in accordance with applicable exemptions from the registration requirements of the Securities Act. Rule 144 provides for the sale of limited quantities of restricted securities without registration under the Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144(k) also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of us and who has satisfied a two-year holding period. We are unable to predict the effect that future sales under Rule 144 may have on the then prevailing market price of our common stock. We expect, however, that the sale of any substantial number of shares of our common stock will have a depressive effect on the market price of our common stock. As of the date of this Prospectus, all restricted securities we have issued (other than the securities to which this prospectus relates) are eligible for resale under Rule 144. Any such sale, particularly if large in volume, could have a material adverse effect on the market for and price of shares of common stock.

Issuance of Preferred Stock; Anti-Takeover Provisions

         Our Board of Directors has the authority, without further action by the stockholders, to issue 9,000 shares of preferred stock on such terms and with such rights, preferences and designations, including, without limitation restricting dividends on our common stock, dilution of the voting power of our common stock and impairing the liquidation rights of the holders of our common stock, as the Board may determine without any vote of the stockholders. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof may have the effect of delaying, deterring or preventing a change in our control. In addition, certain "anti-takeover" provisions of the Delaware General Corporation Law, among other things, may restrict the ability of our stockholders to authorize a merger, business combination or change of control.

No Dividends.

         We have never paid cash dividends on our common stock. We intend to retain any future earnings to finance our growth.

Outstanding Options, Warrants and Convertible Preferred Stock

         We have outstanding options to purchase an aggregate of 5,001,037 shares of our common stock at a weighted average exercise price of $1.63 per share (including options to purchase 2,614,492 shares at an exercise price of $.94 per share which are subject to the approval of our stockholders of a proposal to an increase the number of shares reserved for issuance under our stock option plan) and outstanding warrants to purchase an aggregate of 3,494,757 shares of common stock at a weighted average exercise price of $4.09 per share. As a result of the October and November 1998 private placements, we also have outstanding shares of convertible preferred stock that are convertible into an aggregate of 3,525,000 shares of common stock and outstanding warrants to purchase an aggregate of 2,200,000 shares of common stock at an exercise price of $.50 per share. In addition, if all of the remaining conditional commitments in the October and November 1998 private placements are made, we will issue warrants exercisable for an aggregate of 3,112,500 shares of common stock at an exercise price of $.50 per share and will issue preferred stock convertible into 6,380,000 shares of common stock. The exercise of all of outstanding warrants and options and/or the conversion of the outstanding convertible preferred stock would dilute the then-existing stockholders' percentage ownership of the common stock, and any sales in the public market of the common stock issuable upon such exercise and conversion could adversely affect prevailing market prices for the common stock. Moreover, the terms upon which we would be able to obtain additional equity capital could be adversely affected because the holders of such securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to than those provided by such securities.

Forward Looking Statements and Associated Risks

         Certain forward-looking statements, including statements regarding our expected financial position, business and financing plans are contained in this prospectus or are incorporated in documents annexed as exhibits to this prospectus. These forward-looking statements reflect our views with respect to future events and financial performance. The words, "believe," "expect," "plans" and "anticipate" and similar expressions identify forward- looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Year 2000 Compliance

         We have commenced an assessment of the readiness of our internal business information systems for handling the Year 2000 and the Year 2000 compliance of our products. We believe that we will need to modify or replace portions of our internal business information systems to ensure Year 2000 compliance and we expect that we will successfully address Year 2000 issues relating to our internal business information systems by the end of fiscal 1999.

         We believe that our current products are Year 2000 compliant. However, it is possible that current or future customers will assert claims against us with respect to Year 2000 issues and, in the event such claims are asserted and adjudicated in favor of these customers, our liability could be material. We are taking steps to identify affected customers and assist them in assessing risks that may be associated with our products. We may incur increasing costs regarding customer service related to these actions over the next few years. Since our customer service programs are currently ongoing, we cannot be sure of the scope of any resulting Year 2000 issues and potential liability resulting from such issues. We do not know the potential impact on our business, operating results and financial condition with respect to these matters.

         We have had discussions with our significant vendors, service providers and large customers to evaluate Year 2000 issues, if any, relating to the interaction of their systems with our internal systems. We have not yet received written compliance information from these third parties and we cannot currently determine when we will receive all information on all outside system dependencies. Thus, despite the initiation of these discussions, we do not possess the information necessary to estimate the potential impact of Year 2000 compliance issues relating to these third parties and their interaction with us and are unsure of when we will receive such information.

         While we have not incurred any material expenditures in connection with identifying or evaluating Year 2000 compliance issues, there can be no assurance that our Year 2000 compliance costs will continue at this level. Most of our expenses have related to the opportunity cost of time spent by our employees evaluating our internal business information systems, our products and the interaction of our internal business information systems with the internal systems of third parties. Although we are not aware of any material operational issues or costs associated with preparing our internal business information systems and products for the Year 2000, there can be no assurances that we will avoid serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in our technology. Such unanticipated negative consequences and/or material costs, if incurred, could have a material adverse effect on our business, operating results or financial condition.

         Because we are not aware of any material Year 2000 compliance issues, we have not developed a Year 2000-specific contingency plan. If Year 2000 compliance issues are discovered, we will evaluate the need for one or more contingency plans relating to such issues. If we cannot develop and implement appropriate contingency plans, as needed, in a timely manner, we may experience delays in, or increased costs associated with, implementation of changes to address any such issues, which could have a material adverse effect on our business, operating results or financial condition.

                                   THE COMPANY

         We develop and market business intelligence software that helps business managers to efficiently use data to make strategic decisions. Many businesses generate, gather and store large amounts of data. This data contains information that, if extracted effectively and efficiently, can be used to enhance decisionmaking. While companies have invested heavily in capturing data, they have only recently begun to focus significant resources on the management and analysis of that data. We developed our products in response to businesses' desire to analyze their data.

         In the third quarter of 1996, we shifted our focus from using the software we developed for providing contract data analysis services to selling the software itself. We have not yet made significant sales of our software product.

         In September 1998, we implemented a plan to reduce our monthly operating costs, which includes the termination of approximately 20% of our employees.

         Our principal executive offices are located at 60 Charles Lindbergh Boulevard, Uniondale, New York 11553. Our telephone number is (516) 228-8500.

                                 USE OF PROCEEDS

         The shares of common stock offered hereby are being registered for the account of the selling stockholders identified in this prospectus. See "Selling Stockholders." All net proceeds from the sale of the common stock will go to the stockholders who offer and sell their shares. We will not receive any part of the proceeds from such sales of common stock. We will, however, receive the exercise price of the warrants and options at the time of exercise. If all of the warrants and options are exercised, we will realize proceeds in the amount of $10,735,715. Such proceeds will be contributed to working capital and will be used for general corporate purposes.


                              SELLING STOCKHOLDERS

         The name, address, maximum number of shares of common stock to be sold and total number of shares of common stock that each selling stockholder owns that are set forth in the following table have been provided by the selling stockholders. The selling stockholders may sell all or part of their shares of common stock registered hereunder. This selling stockholder table includes information that assumes the purchase of additional shares of preferred stock and warrants that certain selling stockholders have conditionally committed to purchase pursuant to the October and November 1998 private placements (the "Conditional Installments"). See "Risk Factors - Negative Working Capital; Uncertainty Regarding Receipt of Funds From Private Placements; Need For Additional Funding."


                                                        Additional Shares
                                                        Beneficially Owned After
                                                        Giving Effect to the
                               Shares                   Issuance of all Shares
                               Beneficially             in Conditional
                               Owned Prior              Installments and          Maximum
                               to This                  Cumulative Beneficial     Number of        Shares            Percent
                               Offering                 Ownership Percentage      Shares to be     Beneficially      Beneficially
                               -----------              -----------------------   Offered for      Owned after       Owned after
                               Number        Percent(1)   Number   Percent        Resale           this Offering     this Offering

Robert M. Adams                18,750 (2)         *          **       *           18,750                0                 *
American Friends of Hebron     37,500 (2)         *          **       *           37,500                0                 *
Yeshiva
George W. Aucott                6,250 (2)         *          **       *            6,250                0                 *
Ronald N. Beck                 25,000 (2)         *          **       *           25,000                0                 *
Sonia B. Blanch                 6,250 (2)         *          **       *            6,250                0                 *
Emil E. Braun                  12,500 (2)         *          **       *           12,500                0                 *
Brentwood Associates, L.P.    530,206 (3)       10.2%        **     10.2%         68,810          461,397                8.3%
VII



Stuart Berman                  34,064 (4)         *          **       *           23,850           10,214                 *
Richard Manners                34,980 (4)         *          **       *           23,850           11,130                 *
Charles R. Buckridge           25,000 (2)         *          **       *           25,000                0                 *
Revocable Trust
Aaron Cywiak                    6,250 (2)         *          **       *            6,250                0                 *
D. Stake Mill Inc.              6,250 (2)         *          **       *            6,250                0                 *
Steven H. & Dara M. David       6,250 (2)         *          **       *            6,250                0                 *
Penn W. Davidson                6,250 (2)         *          **       *            6,250                0                 *
Thomas R. Deakman               6,250 (2)         *          **       *            6,250                0                 *
Edwin K. Dimes                  6,250 (2)         *          **       *            6,250                0                 *
Albert W. Duffield              6,250 (2)         *          **       *            6,250                0                 *
Andrew Feiner                  46,875 (2)         *          **       *           46,875                0                 *
Harry Friedman Living Trust     6,250 (2)         *          **       *            6,250                0                 *
Gadraz, Inc.                   46,875 (2)         *          **       *           46,875                0                 *
Stuart W. Gold                  9,375 (2)         *          **       *            9,375                0                 *
Bruce Greenberg                 6,250 (2)         *          **       *            6,250                0                 *
Jeffrey N. Greenblatt          18,750 (2)         *          **       *           18,750                0                 *
Stuart Greenstein               6,250 (2)         *          **       *            6,250                0                 *
Richard L. Grossman             6,250 (2)         *          **       *            6,250                0                 *
Andrew Gyenes                   6,250 (2)         *          **       *            6,250                0                 *
Richard Hantke                  6,250 (2)         *          **       *            6,250                0                 *
Harsac, Inc.                   25,000 (2)         *          **       *           25,000                0                 *
Sara D. Hauser                  6,250 (2)         *          **       *            6,250                0                 *
John J. Healy                   6,250 (2)         *          **       *            6,250                0                 *
Terrence Hutton                 6,250 (2)         *          **       *            6,250                0                 *
Alan Jablon                    37,500 (2)         *          **       *           37,500                0                 *
Ralph & Rosalie Joel            6,250 (2)         *          **       *            6,250                0                 *
Frank T. Juranich, Jr.          6,250 (2)         *          **       *            6,250                0                 *
Owen L. Kilgannon              25,000 (2)         *          **       *           25,000                0                 *
Charles Kleinberg               6,250 (2)         *          **       *            6,250                0                 *
Ronald N. Krinick               6,250 (2)         *          **       *            6,250                0                 *
Marc Lasry                    125,000 (2)        2.4%        **      2.4%        125,000                0                 *


Scott Leach                     6,250 (2)         *          **       *            6,250                0                 *
Lenny Corp.                    12,500 (2)         *          **       *           12,500                0                 *
Paul Matusow                    9,188 (2)         *          **       *            9,188                0                 *
John McMaster                   6,250 (2)         *          **       *            6,250                0                 *
Jonathan Medved                 6,250 (2)         *          **       *            6,250                0                 *
Michael Menkin                  6,250 (2)         *          **       *            6,250                0                 *
Howard W. Muchnick             43,750 (2)         *          **       *           43,750                0                 *
Sheila Nagar                    6,250 (2)         *          **       *            6,250                0                 *
Joseph Neuman                  25,000 (2)         *          **       *           25,000                0                 *
Ned F. Parson                  25,000 (2)         *          **       *           25,000                0                 *
A.C. Providenti                18,750 (2)         *          **       *           18,750                0                 *
Malladi S. Reddy               18,750 (2)         *          **       *           18,750                0                 *
Lawrence Rothberg               6,250 (2)         *          **       *            6,250                0                 *
Steven R. Rothstein            12,500 (2)         *          **       *           12,500                0                 *
Eric C.Rudin                   25,000 (2)         *          **       *           25,000                0                 *
Wayne Saker                     6,250 (2)         *          **       *            6,250                0                 *
Sargent Capital Ventures, LLC  18,750 (2)         *          **       *           18,750                0                 *
George T. Schirripa            37,500 (2)         *          **       *           37,500                0                 *
Michael Schwartzbard            6,250 (2)         *          **       *            6,250                0                 *
Richard D. Siegal               6,250 (2)         *          **       *            6,250                0                 *
Arthur B. Steinberg & Co.      12,500 (2)         *          **       *           12,500                0                 *
Jerry W. Stoker                12,500 (2)         *          **       *           12,500                0                 *
Ramie A. Tritt                  6,250 (2)         *          **       *            6,250                0                 *
US Data Capture, Inc.           6,250 (2)         *          **       *            6,250                0                 *
Jeffrey S. Wilks                6,250 (2)         *          **       *            6,250                0                 *
Donald C. Wright                6,250 (2)         *          **       *            6,250                0                 *
Zee Consulting West Inc.       50,000 (2)         *          **       *           50,000                0                 *
Defined Benefit Pension Plan
Sanra Zipper                   12,500 (2)         *          **       *           12,500                0                 *
Frank C. and Jane M. Zozzorra   6,250 (2)         *          **       *            6,250                0                 *
GKN Securities Corp.           78,870 (5)        1.5%        **      1.5%         68,750           10,120                 *
David M. Nussbaum             226,750 (6)        4.2%   336,375 (7)  9.9%        563,125                0                 *


Robert Gladstone              226,750 (6)        4.2%   336,375 (7)   9.9%        563,125                0  *
Roger Gladstone               226,750 (6)        4.2%   336,375 (7)   9.9%        563,125                0  *
Barington Capital Group, L.P. 125,000 (5)        2.4%        **       2.4%        125,000                0  *
Rev-Wood Merchant Partners    200,000 (8)        3.8%        **       3.8%        200,000                0  *
Stanley H. Blum               130,000 (9)        2.5%   195,000 (10)  6.0%        325,000                0  *
Bulldog Capital Partners, L.P.260,000 (9)        4.8%   390,000 (10) 11.3%        650,000                0  *
Kenneth D. Cole               130,000 (9)        2.5%   195,000 (10)  6.0%        325,000                0  *
Dalewood Associates, L.P.     325,000 (9)        6.0%   487,500 (10) 13.7%        812,500                0  *
Kenneth Endelson               65,000 (9)        1.3%    97,500 (10)  3.1%        162,500                0  *
Alan W. Kaufman               196,667 (11)       3.7%   195,000 (10)  7.1%        325,000           66,667  1.3%
Michael F. Kremins             65,000 (9)        1.3%    97,500 (10)  3.1%        162,500                0  *
Amy L. Newmark                191,000 (12)       3.6%   195,000 (10)  7.0%        325,000           61,000  1.2%
Eli Oxenhorn                  361,250 (13)       6.6%   195,000 (10)  9.8%        525,000           31,250  0
PAW Partners                  650,000 (9)       11.3%   975,000 (10) 24.1%      1,625,000                0  *
Richard J. Rosenstock          65,000 (9)        1.3%    97,500 (10)  3.1%        162,500                0  *
Barry Rubenstein            2,884,156 (14)      39.7% 2,938,000 (15) 57.1%      5,010,000          812,156  15.6%
Seneca Ventures               134,606 (16)       2.6%   201,500 (17)  6.2%        292,500           43,606  1.0%
Carl E. Siegel                 97,500 (9),       1.9%   146,250 (10), 4.5%        243,750                0  *
                                      (20)                      (21)
David Thalheim                130,000 (9)        2.5%   195,000 (10)  6.0%        325,000                0  *
Triple M Realty Corp.          65,000 (9)        1.3%    97,500 (10)  3.1%        162,500                0  *
Wheatley Foreign Partners   2,053,594 (18)      30.7% 2,340,000 (19) 48.7%      3,900,000          493,594  9.6%
Wheatley Partners           2,053,594 (18)      30.7% 2,340,000 (19) 48.7%      3,900,000          493,594  9.6%
Woodland Venture Fund         148,100 (16)       2.8%   201,500 (17)  6.5%        292,500           57,100  1.1%
Craig Effron                   32,500 (20)       0.6%   130,000 (21)  3.1%        162,500                0   *
Lloyd Goldman                  65,000 (20)       1.3%   260,000 (21)  6.0%        325,000                0   *
Eleanor C. Groetch             16,250 (20)       0.3%    65,000 (21)  1.6%         81,250                0   *
Hudson Capital                325,000 (20)       6.0% 1,300,000 (21) 24.1%      1,625,000                0   *
Dr. Steven B. Landman          32,500 (20)       0.6%   130,000 (21)  3.1%        162,500                0   *
Pension Trust


William R. Rouhana             16,250 (20)       0.3%      65,000 (21)  1.6%       81,250                0   *
Roberta S. & Samuel M.         16,250 (20)       0.3%      65,000 (21)  1.6%       81,250                0   *
Sorkin
Stourbridge Investments Ltd.   16,250 (20)       0.3%      65,000 (21)  1.6%       81,250                0   *
Richard Warren                 32,500 (20)       0.6%     130,000 (21)  3.1%      162,500                0   *
Steven Wolosky                 13,000 (20)       0.3%      52,000 (21)  1.3%       65,000                0   *
Southeast Research Partners   260,000 (22)       4.8%     471,250 (23) 12.5%      731,250                0   *
Steven Levine                  22,750 (24)       0.4%      47,125 (25)  1.3%       69,875                0   *

----------------------------------
         *        Less than one percent
         **       Not applicable

(1) A person is deemed to be the beneficial owner of voting securities that can be acquired by such person within 60 days after the date hereof upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and that are currently exercisable (i.e., that are exercisable within 60 days from the date hereof) have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

(2) Consists of shares of common stock that are issuable upon the exercise of warrants (the "Bridge Warrants") issued in connection with a bridge financing consummated in July 1997 (the "Bridge Financing").

(3) Based on information contained in a report on Schedule 13D (the "Brentwood 13D") filed jointly by John Walecka and Brentwood Associates L.P., VII with the Securities and Exchange Commission (the "SEC") on December 10, 1997. Includes (i) 6,309 shares of common stock that are issuable upon the exercise of warrants (the "Interim Financing Warrants") issued in connection with an interim financing consummated in June 1997 and (ii) 62,500 shares of common stock that are issuable upon the exercise of Bridge Warrants.

(4) Includes 23,850 shares of common stock that are issuable upon the exercise of Interim Financing Warrants.

(5) Includes 68,750 shares of common stock that are issuable upon the exercise of a purchase option (the "Underwriters Purchase Option") issued in connection with the Company's initial public offering in November 1997.

(6) Consists of (i) 18,750 shares of common stock that are issuable upon the exercise of an Underwriters Purchase Option, (ii) 122,000 shares of common stock that are issuable upon conversion of shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), (iii) 76,250 shares of common stock that are issuable upon the exercise of warrants (the "Series A Warrants") to purchase common stock issued in connection with the private placement of Series A Preferred Stock consummated in October 1998 (the "Series A Private Placement"), (iv) 6,000 shares of common stock that are issuable upon the conversion of Series B Convertible Preferred Stock (the "Series B Preferred Stock") and (v) 3,750 shares of common stock that are issuable upon the exercise of warrants (the "Series B Warrants") issued in connection with the private placement of Series B Preferred Stock consummated in November 1998 (the "Series B Private Placement").

(7) Consists of (i)183,000 shares of common stock that are issuable upon conversion of shares of Series A Preferred Stock that may be purchased at the discretion of the purchasers representative (the "Purchasers Representative") in the Series A Private Placement (the "Series A Tranche Shares"), (ii)114,375 shares of common stock that are issuable upon the exercise of Series A Warrants that may be purchased at the discretion of the Purchasers Representative (the "Series A Warrant Tranche Shares"), (iii) 24,000 shares of common stock that are issuable upon the conversion of Series B Preferred Stock that may be purchased at the discretion of the Purchasers

         Representative (the "Series B Tranche Shares") and (v) 15,000 shares of common stock that are issuable upon the exercise of Series B Warrants that may be purchased at the discretion of the Purchasers Representative (the "Series B Warrant Tranche Shares").

(8) Consists of shares of common stock that are issuable upon the exercise of options.

(9) Consists of shares of common stock that are issuable upon (i) conversion of shares of Series A Preferred Stock and (ii) exercise of Series A Warrants.

(10)     Consists  of  Series A Tranche  Shares  and  Series A  Warrant  Tranche
         Shares.

(11) Consists of (i) 66,667 shares of common stock that are issuable upon the exercise of options, (ii) 80,000 shares common stock that are issuable upon the conversion of Series A Preferred Stock and (iii) 50,000 shares of common stock that are issuable upon the exercise of Series A Warrants. Mr. Kaufman has been the Company's Chairman of the Board, President and Chief Executive Officer since 1997.

(12) Includes (i) 35,000 shares of common stock that are issuable upon the exercise of options, (ii) 80,000 shares common stock that are issuable upon the conversion of Series A Preferred Stock and (iii) 50,000 shares of common stock that are issuable upon the exercise of Series A Warrants. Ms. Newmark has been a Director of the Company since 1998.

(13) Based upon information contained in a report on Schedule 13D filed by Eli Oxenhorn with the SEC. Includes (i) 31,250 shares of common stock issuable upon the exercise of options held by Mr. Oxenhorn, (ii) 200,000 shares of common stock that are issuable upon the exercise of options held by Rev-Wood Merchant Partners, an entity of which Mr. Oxenhorn is a general partner, (iii) 80,000 shares common stock that are issuable upon the conversion of Series A Preferred Stock and (vi) 50,000 shares of common stock that are issuable upon the exercise of Series A Warrants.

(14) Based upon information contained in a report on Schedule 13D (the "Wheatley 13D") filed jointly by Barry Rubenstein, Wheatley Foreign Partners, L.P. ("Wheatley Foreign"), Wheatley Partners, L.P. ("Wheatley"), Seneca Ventures, Woodland Venture Fund, Woodland Partners, Rev-Wood Merchant Partners and certain other entities with the SEC. Includes (i) 56,250 shares of common stock issuable upon exercise of options, (ii) 50,000 shares of common stock issuable upon exercise of Series A Warrants and (iii) 80,000 shares of common stock issuable upon conversion of shares of Series A Preferred Stock held by Mr. Rubenstein. Also includes (a) 3,125 shares of common stock issuable upon exercise of warrants held by Woodland Partners, (b)(i) 38,125 shares of common stock issuable upon exercise of warrants, (ii) 40,000 shares of common stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 16,000 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, all of which is held by Woodland Fund, (c)(i) 38,125 shares of common stock issuable upon exercise of warrants, (ii) 40,000 shares of common stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 16,000 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, all of which is held by Seneca, (d)(i) 557,879 shares of common stock issuable upon exercise of warrants and (ii) 883,200 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, all of which is held by Wheatley, (e)(i) 48,371 shares of common stock issuable upon exercise of warrants and (ii) 76,800 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, all of which is held by Wheatley Foreign, and (f) 200,000 shares of common stock issuable upon exercise of options held by Rev-Wood Merchant Partners. Mr. Rubenstein disclaims beneficial ownership of the securities held by Woodland Partners, Woodland Fund, Seneca, Wheatley, Wheatley Foreign and Rev- Wood Merchant Partners, except to the extent of his respective equity interest therein.

(15) Based upon information contained in the Wheatley 13D. Consists of: (a) 120,000 Series A Tranche Shares and (ii) 75,000 Series A Warrant Tranche Shares, (b)(i) 60,000 Series A Tranche Shares, (ii) 37,500 Series A Warrant Tranche Shares, (iii) 64,000 Series B Tranche Shares and (iv) 40,000 Series B Tranche Shares, all of which is held by Seneca Ventures, (c)(i) 1,324,800 Series A Tranche Shares and (ii) 828,000 Series A Warrant Tranche Shares, all of which is held by Wheatley,.
         (d)(i)115,200 shares of Series A Tranche Shares and (ii) 72,000 Series A Warrant Tranche Shares, all of which is held by Wheatley Foreign, and
         (d).(i) 60,000 Series A Tranche Shares, (ii) 37,500 Series A Warrant Tranche Shares, (iii) 64,000 Series B Tranche Shares and (iv) 40,000 Series B Tranche Shares, all of which is held by Woodland Venture Fund.

(16) Based upon information contained in the Wheatley 13D. Includes (i) 40,000 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, (ii) 25,000 shares of common stock issuable upon the exercise of Series A Warrants, (iii) 16,000 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, (iv) 10,000 shares of common stock issuable upon the exercise of Series B Warrants and (v) 3,125 shares of common stock issuable upon the exercise of warrants.

(17) Based upon information contained in the Wheatley 13D. Consists of (i) 60,000 Series A Tranche Shares, (ii) 37,500 Series A Warrant Tranche Shares, (iii) 64,000 Series B Tranche Shares and (iv) 40,000 Series B Tranche Shares.

(18) Based upon information contained in the Wheatley 13D. Includes (a)(i) 883,200 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, (ii) 552,000 shares of common stock issuable upon the exercise of Series A Warrants and (iii) 5,879 shares of common stock issuable upon the exercise of warrants, all of which is held by Wheatley, and (b)(i) 76,800 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, (ii) 48,000 shares of common stock issuable upon the exercise of Series A Warrants and (iii) 371 shares of common stock issuable upon the exercise of warrants, all of which is held by Wheatley Foreign. Wheatley Foreign disclaims beneficial ownership of the securities held by Wheatley.

(19)     Based upon  information  contained  in the  Wheatley  13D.  Consists of
         (a)(i) 1,324,800 Series A Tranche Shares and (ii) 828,000 Series A Warrant Tranche Shares, all of which is held by Wheatley and.(b)(i)115,200 shares of Series A Tranche Shares and (ii) 72,000 Series A Warrant Tranche Shares, all of which is held by Wheatley Foreign.

(20) Consists of shares of common stock that are issuable upon (i) conversion of shares of Series B Preferred Stock and (ii) exercise of Series B Warrants.

(21)     Consists  of  Series B Tranche  Shares  and  Series B  Warrant  Tranche
         Shares.

(22) Consists of (i) 140,000 shares of common stock that are issuable upon the conversion of shares of Series A Preferred Stock, (ii) 87,500 shares of common stock that are issuable upon the exercise of Series A Warrants, (iii) 20,000 shares of common stock that are issuable upon the conversion of shares of Series B Preferred Stock and (iv)12,500 shares of common stock that are issuable upon the exercise of Series B Warrants.

(23) Consists of (i) 210,000 Series A Tranche Shares, (ii) 131,250 Series A Tranche Warrant Shares (iii) 80,000 Series B Tranche Shares and (iv) 50,000 Series B Warrant Tranche Shares.

(24) Consists of (i) 14,000 shares of common stock that are issuable upon the conversion of shares of Series A Preferred Stock, (ii) 8,750 shares of common stock that are issuable upon the exercise of Series A Warrants, (iii) 2,000 shares of common stock that are issuable upon the conversion of shares of Series B Preferred Stock and (iv)1,250 shares of common stock that are issuable upon the exercise of Series B Warrants.

(25) Consists of (i) 21,000 Series A Tranche Shares, (ii) 13,125 Series A Tranche Warrant Shares (iii) 8,000 Series B Tranche Shares and (iv) 5,000 Series B Warrant Tranche Shares.

                              PLAN OF DISTRIBUTION

         This offering is self-underwritten; neither we nor the selling stockholders have employed an underwriter for the sale of common stock by the selling stockholders. We will bear all expenses in connection with the preparation of this Prospectus. The selling stockholders will bear all expenses associated with the sale of the common stock.

         The selling stockholders may offer their shares of common stock directly or through pledgees, donees, transferees or other successors in interest in one or more of the following transactions:

         o On any stock exchange on which the shares of common stock may be listed at the time of sale
         o        In negotiated transactions
         o        In the over-the-counter market
         o        In a combination of any of the above transactions

         The selling stockholders may offer their shares of common stock at any of the following prices:

         o        Fixed prices which may be changed
         o        Market prices prevailing at the time of sale
         o        Prices related to such prevailing market prices
         o        At negotiated prices

         The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         Any broker-dealer acquiring common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on Nasdaq or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the common stock hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act; any commissions received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders.

         The selling stockholders reserve the right to accept, and together with any agent of the selling stockholder, to reject in whole or in part any proposed purchase of the shares of common stock. The selling stockholders will pay any sales commissions or other seller's compensation applicable to such transactions.

         We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling stockholders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of shares of the common stock may not simultaneously engage in market making activities with respect to such shares of common stock for a period of two to nine business days prior to the commencement of such distribution. In addition, the selling shareholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rules 10b- 2, 10b-6 and 10b-7. Such provisions may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders or any such other person. This may affect the marketability of the common stock and the brokers' and dealers' ability to engage in market making activities with respect to the common stock.

                                  LEGAL MATTERS

         Certain legal matters in connection with the issuance of the shares of common stock offered hereby have been passed upon for the Company by Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Steven Wolosky, a member of such firm, beneficially owns 13,000 shares of our common stock.



                                     EXPERTS

         The consolidated financial statements of QueryObject Systems Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1997 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.



                             ADDITIONAL INFORMATION

         We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares offered hereby. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer or solicitation by anyone in any state in which such person is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof. We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful.

                                17,416,509 SHARES

                         QUERYOBJECT SYSTEMS CORPORATION

                                  COMMON STOCK


                                   PROSPECTUS



                                     , 199_

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are as follows:


SEC Registration Fee..............................................  $  4,246.40
Accounting Fees and Expenses......................................  $ 10,000.00
Legal Fees and Expenses.............................................$25,000.00
Blue Sky Fees and Expenses..........................................$10,000.00
Miscellaneous Expenses..............................................$20,753.60
Total...............................................................$70,000.00
                                                                    ==========

Item 15. Indemnification of Directors and Officers

         As permitted by the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation, as amended, limits the personal liability of a director or officer to the Company for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for
(i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchase or redemptions pursuant to Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

         The Company has also entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide that the directors and executive officers will be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines and amounts reasonably paid or incurred by them for settlement in any threatened, pending or completed action, suit or proceeding, including any derivative action, on account of their services as a director or officer of the Company or of any subsidiary of the Company or of any other company or enterprise in which they are serving at the request of the Company. No indemnification will be provided under the indemnification agreements, however, to any director or executive officer in certain limited circumstances, including on account of knowingly fraudulent, deliberately dishonest or willful misconduct. To the extent the provisions of the indemnification agreements exceed the indemnification permitted by applicable law, such provision may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to pubic policy.

Delaware Law

         The Company is subject to Section 203 of the DGCL, which prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

         The provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in the control of the Company.

Item 16.          Exhibits.

                  Exhibit Index

         4.5      Form  of  Warrant  issued  in  connection   with  the  private
                  placements consummated in October and November 1998 (Incorporated by reference to Exhibit 99-D to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998.)

         4.6 Form of Warrant issued in connection with the private placement consummated in July 1997 (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form SB-2, No. 333-34667).

         4.7 Form of Representative's Purchase Option granted to GKN Securities Corp. (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form SB-2, No. 333-34667).

         4.8* Form of Purchase Option granted to Southeast Research Partners in connection with the private placements consummated in October and November 1998.

         4.9 Certificate of Designations, Preferences and Other Rights and Qualifications of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 99-A to the Company's Quarterly Report on Form 10- QSB for the quarter ended September 30, 1998)

         4.10 Certificate of Correction to the Certificate of Designations, Preferences and Other Rights and Qualifications of Series A Convertible Preferred Stock (Incorporated by reference to
                  Exhibit 99-B to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998)

         4.11 Certificate of Designations, Preferences and Other Rights and Qualifications of Series B Convertible Preferred Stock (Incorporated by reference to Exhibit 99-C to the Company's Quarterly Report on Form 10- QSB for the quarter ended September 30, 1998)

         5* Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to the securities registered hereunder.

         23(a)    Consent of PriceWaterhouse Coopers LLP.

         23(c) Consent of Olshan Grundman Frome & Rosenzweig LLP (included within Exhibit 5).

         24(a) Powers of Attorney (included on the Signature page to the Registration Statement).

         *        To be filed by amendment


Item 17.          Undertakings

                  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from registration by means of a post-effective  amendment any
         of  the  securities   being  registered  which  remain  unsold  at  the
         termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against each such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorizes this Registration Statement to be signed on its behalf by the undersigned, the City of New York, State of New York, on the 15th day of December, 1998.

                                               QUERYOBJECT SYSTEMS CORPORATION
                                                        (Registrant)

                                               By: /s/ Alan W. Kaufman
                                                   ----------------------------
                                                       Alan W. Kaufman
                                                       Chairman of the Board

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Alan W. Kaufman and Daniel M. Pess his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

     Signature                    Title                           Date
     ---------                    -----                           ----

/s/ Alan W. Kaufman      Chairman of the Board                 December 15, 1998
----------------------
Alan W. Kaufman


/s/ Robert Thompson      President and Chief Executive         December 15, 1998
----------------------   Officer (Principal Executive
Robert Thompson          Officer)


/s/ Daniel M. Pess       Executive Vice President, Chief       December 15, 1998
------------------------ Operating Officer and Chief
Daniel M. Pess           Financial Officer (Principal
                         Financial Officer and Principal
                         Accounting Officer)

/s/ Andre Szykier        Director                              December 15, 1998
----------------------
Andre Szykier

/s/ Rino Bergonzi        Director                              December 15, 1998
----------------------
Rino Bergonzi


/s/ Irwin Jacobs         Director                              December 15, 1998
----------------------
Irwin Jacobs


/s/ Amy L. Newmark       Director                              December 15, 1998
----------------------
Amy L. Newmark

Exhibits
                  Exhibit Index

         4.5      Form  of  Warrant  issued  in  connection   with  the  private
                  placements consummated in October and November 1998 (Incorporated by reference to Exhibit 99-D to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998.)

         4.6 Form of Warrant issued in connection with the private placement consummated in July 1997 (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form SB-2, No. 333-34667).

         4.7 Form of Representative's Purchase Option granted to GKN Securities Corp. (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form SB-2, No. 333-34667).

         4.8* Form of Purchase Option granted to Southeast Research Partners in connection with the private placements consummated in October and November 1998.

         4.9 Certificate of Designations, Preferences and Other Rights and Qualifications of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 99-A to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998)

         4.10 Certificate of Correction to the Certificate of Designations, Preferences and Other Rights and Qualifications of Series A Convertible Preferred Stock (Incorporated by reference to
                  Exhibit 99-B to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998)

         4.11 Certificate of Designations, Preferences and Other Rights and Qualifications of Series B Convertible Preferred Stock (Incorporated by reference to Exhibit 99-C to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998)

         5* Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to the securities registered hereunder.

         23(a)    Consent of PriceWaterhouse Coopers LLP.

         23(c) Consent of Olshan Grundman Frome & Rosenzweig LLP (included within Exhibit 5).

         24(a) Powers of Attorney (included on the Signature page to the Registration Statement).



         *        To be filed by amendment